Exhibit 8.1

Bit Origin Ltd

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
SonicHash, Inc.	Alberta, Canada
Sonic Auspice DC LLC	Delaware, United States
SonicHash, LLC.	Delaware, United States
Bit Origin Pte. Ltd	Singapore